FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 29, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

MTS Reports Interim Results of VTO

September 29, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces interim results as of September 28, 2010 of the Company’s acquisition of 36,256,945 ordinary Comstar shares or 8.68% of Comstar’s issued share capital. The acquisition was made in conjunction with MTS’ Voluntary Tender Offer (“VTO”) to Comstar shareholders that closed on September 21, 2010.

In accordance with Russian law, an acquisition of a shareholding in a company equal to or exceeding 5% of such company’s charter capital or amount of its outstanding stock requires public disclosure.

The final results of the VTO will be disclosed on October 7, 2010.

Documentation regarding the MTS VTO to acquire Comstar shares is available at http://www.mtsgsm.com.

* * *

For further information, please contact:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

This press release is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction.

This press release is for informational purposes and shall not constitute an offer to purchase or a solicitation of an offer to purchase with respect to any securities.  Any such offer or solicitation is made only by means of the offer document delivered to Comstar.

The final terms of the VTO are contained in the offer document delivered to Comstar, and which has been provided to Comstar shareholders. Investors and shareholders in Comstar are strongly advised to read the offer document and related materials, as these contain important information. In considering the VTO, Comstar security holders should rely only on the information contained in the offer document.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) (a) to (d)  of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Comstar is a company organized under the laws of the Russian Federation. The VTO is made to all shareholders, including with respect to the shares underlying the GDRs, of Comstar  and is made solely pursuant to Russian law and in compliance with the applicable provisions of Section 14(e) of the Securities Exchange Act of 1934  (the “Exchange Act”), and Regulation 14E there under. The VTO is not made or intended to be made pursuant to the provisions of any other law. Accordingly, MTS and the persons acting in conjunction with MTS will not procure any further registrations, authorizations or approvals of the offer document or the VTO by any security supervisory authority or similar institutions. The VTO is being made in the United States by MTS and no one else. The VTO is subject to disclosure and procedure requirements of Russia which are different from those of the United States.

MTS, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Comstar outside the VTO during the period in which the VTO remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act.

The release, publication or distribution of this press release and any other applicable VTO-related documentation in jurisdictions other than Russia, the UK or the US may be affected by the laws or regulations of relevant jurisdictions. Therefore, any persons who are subject to the laws and regulations of any jurisdiction other than Russia, the UK or the US should inform themselves of and observe any applicable requirements.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Such statements may include, but are not limited to, statements about the benefits of the VTO, expected future earnings, revenues, cost savings, operations, business trends and other such statements that are not historical facts, which are or may be based on MTS’ plans, estimates and projections. These forward-looking statements involve risks and uncertainties, many of which are beyond the control of MTS, that could cause MTS’ actual results to differ materially from those indicated in any such forward-looking statements.  Such statements can be identified, in particular, by terms such as “will”, “expects”, “believes”, “is of the opinion”, “attempts”, “estimates”, “intends”, “assumes”, “plans” and “endeavors” and similar expressions as they relate to MTS. Such statements are an expression of MTS’ intentions, views or current expectations with regard to potential future events. They are subject to numerous risks and uncertainties which as a rule are not within MTS’ sphere of control. Certain factors that could affect MTS’ intentions, views or current expectations with regard to potential future events are discussed more fully in MTS’ filings with the U.S. Securities and Exchange Commission, including but not limited to MTS’ Annual Report on Form 20-F for 2009. It should be noted that the forward-looking statements contained herein may prove to be incorrect and future events and developments may differ materially from the forward-looking statements. MTS undertakes no obligation to publicly update or revise any forward looking statements whether as a result of new information, future events or otherwise, except as is required by law.

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 104.2 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: September 29, 2010